# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Versamet Royalties Corporation, CIK 0002080073
CUSIP: 92528V200
Title of class of securities: Common shares, no par value
Address of issuer's principal executive offices: Suite 320, 733 Seymour Street, Vancouver, British Columbia Canada (A1), V6B 0S6
Date of event which requires filing of this statement: 03/05/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001429937

## Reporting persons
- B2Gold Corp.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); sole voting power 30,460,525; shared voting power 0; sole dispositive power 30,460,525; shared dispositive power 0; aggregate amount beneficially owned 30,460,525 (28.83% of the class)
  Comment: Percentage calculated based on 105,645,324 shares of Common Stock outstanding on March 31, 2026, as reported in the Issuer's Annual Information Form for the year ended December 31, 2025 filed on Form 6-K with the Securities and Exchange Commission on March 31, 2026.

## Item 1. Issuer
Name of issuer: Versamet Royalties Corporation
Address of issuer's principal executive offices: Suite 320, 733 Seymour Street, Vancouver, British Columbia, Canada, V6B 0S6.

## Item 2. Person Filing
Name of person filing: B2Gold Corp.
Address of principal business office or, if none, residence: Park Place, Suite 3400 - 666 Burrard Street, Vancouver, British Columbia, V6C 2X8
Citizenship: British Columbia, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover page.
Percent of class:
28.83%.

Percentage calculated based on 105,645,324 shares of Common Stock outstanding on March 31, 2026, as reported in the Issuer's Annual Information Form for the year ended December 31, 2025 filed on Form 6-K with the Securities and Exchange Commission on March 31, 2026.
Sole power to vote or to direct the vote: See row 5 of the cover page.
Shared power to vote or to direct the vote: See row 6 of the cover page.
Sole power to dispose or to direct the disposition: See row 7 of the cover page.
Shared power to dispose or to direct the disposition: See row 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- B2Gold Corp.: /s/ Randall Chatwin, Randall Chatwin, SVP, Legal and Corporate Communications (04/17/2026)